Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended June 30,
(in millions, except ratios)	2012	2013	2014	2015	2016	Nine Months Ended March 31, 2017
Earnings from continuing operations before income taxes	$1,698.1	$888.3	$1,798.3	$1,967.3	$2,275.6	$1,549.2

Plus fixed charges:
Interest expense	92.3	119.2	129.4	137.0	178.2	132.3
Capitalized interest	6.0	1.7	1.2	1.8	5.6	7.6
Amortization of debt offering costs	2.8	3.5	3.6	7.6	5.6	4.3
Interest portion of rent expense	7.8	8.3	9.8	9.6	11.5	9.9
Fixed charges	108.9	132.7	144.0	156.0	200.9	154.1
Plus: amortization of capitalized interest	3.2	3.4	2.9	2.4	2.5	2.5
Less: capitalized interest	(6.0)	(1.7)	(1.2)	(1.8)	(5.6)	(7.6)
Earnings	$1,804.2	$1,022.7	$1,944.0	$2,123.9	$2,473.4	$1,698.2

Ratio of earnings to fixed charges (1)	16.6	7.7	13.5	13.6	12.3	11.0

(1)
The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings from continuing operations before income taxes plus fixed charges and capitalized interest. Fixed charges include interest expense, amortization of debt offering costs and the portion of rent expense that is deemed to be representative of the interest factor. Interest expense recorded on tax exposures has been recorded in income tax expense and has therefore been excluded from the calculation.